Exhibit (a)(1)(J)

NOTICE OF EXPIRATION OF OFFER AND

ACCEPTANCE OF OPTIONS TENDERED FOR EXCHANGE

We are pleased to announce that we have completed the Company’s stock option exchange program. The offer, including all withdrawal rights, expired on June 19, 2012 at 1:00 p.m., Eastern Time. Following the offer’s expiration, on June 20, 2012 we accepted for exchange options to purchase an aggregate of 4,192,310 shares of our common stock, representing all of the options properly tendered in the offer.

In exchange for the eligible options surrendered in the offer, on June 20, 2012 we issued new options to purchase up to an aggregate of 2,473,596 shares of the Company’s common stock under the Amended and Restated 1995 Equity Incentive Plan (the “Plan”). Each new option has an exercise price per share of $2.06, the closing price of the Company’s common stock on the Nasdaq Global Market on June 20, 2012. Each participating option holder soon will receive a new option agreement that, together with the Plan, sets forth the terms and conditions of the new options.

If you have any further questions, please email us at optionexchange@dyax.com.